SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 11-K

[ X ]     Annual Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the fiscal year ended December 31, 1993.

                               or

[   ]     Transition Report pursuant to Section 15(d) of the
          Securities Exchange Act of 1934 for the transition period from ____________ to ______________.

Commission File Number:  0-11204

                       U S National Bank
          Collectively Bargained Employees 401(k) Plan

                    (Full title of the plan)

                         USBANCORP, Inc.
                    Main and Franklin Streets
                      Johnstown, PA  15901
 (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)

            Registrant's telephone number, including
                   area code:  (814) 533-5300

   Notices and communications from the Securities and Exchange
   Commission relative to this report should be forwarded to:

                         USBANCORP, Inc.
                    Main and Franklin Streets
                      Johnstown, PA  15901

                   Attention:  Terry K. Dunkle

                         With a copy to:

                  Judith A. Johnstone, Esquire
                          Stevens & Lee
                         One Penn Square
                          P.O. Box 1594
                    Lancaster, PA  17608-1594
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Item 1.   Financial Statements and Exhibits

          a.   Financial Statements

               1.   Report of Barnes, Saly & Company.

               2.   Audited Statements of Net Assets as of
                    December 31, 1993 and 1992.

               3. Audited Statements of Changes in Net Assets for the year ended December 31, 1993 and the period from July 1, 1992 (date of inception) to December 31, 1992.

               4.   Notes to Financial Statements.

          b.   Exhibits

               1.   Consent of Barnes, Saly & Company.

                           SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees of the U S National Bank Collectively Bargained Employees 401(k) Plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  August 9, 1994        U S National Bank Collectively
                              Bargained Employees 401(k) Plan

                              USBANCORP Trust Company, as Trustee


                              By  /s/ Anne G. Bump

                                   Anne G. Bump

                          Exhibit Index


                                             Page Number in
               Exhibit                  Manually Signed Original

1.   Consent of Barnes, Saly & Company